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                    February 13, 2024

       Nicolas Link
       Chief Executive Officer
       Ilustrato Pictures International, Inc.
       26 Broadway, Suite 934
       New York, NY 10004

                                                        Re: Ilustrato Pictures
International, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form 10-12G
                                                            Filed December 13,
2023
                                                            File No. 000-56487

       Dear Nicolas Link:

               We issued comments to you on the above captioned filing on December 29, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 2, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing